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                        July 23, 2021

       Richard Mack
       Chief Executive Officer
       Claros Mortgage Trust, Inc.
       c/o Mack Real Estate Credit Strategies, L.P.
       60 Columbus Circle, 20th Floor
       New York, NY 10023

                                                        Re: Claros Mortgage
Trust, Inc.
                                                            Amendment No. 5 to
                                                            Draft Registration
Statement on Form S-11
                                                            Submitted June 28,
2021
                                                            CIK No. 0001666291

       Dear Mr. Mack:

              We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.
 Richard Mack
FirstName  LastNameRichard
Claros Mortgage Trust, Inc. Mack
Comapany
July       NameClaros Mortgage Trust, Inc.
     23, 2021
July 23,
Page  2 2021 Page 2
FirstName LastName
Amendment No. 5 to Draft Registration Statement on S-11 submitted June 28, 2021

Financial Statements
Note 3. Loans Portfolio
Loan Modifications, page F-22

1. We note your disclosure regarding your loan modifications. We further note that approximately $1.25 billion, $1.36 billion and $1.3 billion of unpaid principal balance had a 4 risk rating as of June 30, 2020, December 31, 2020 and March 31, 2021
         respectively. Please tell us whether any of these loans were subject to modification, and if so explain to us whether you concluded those modifications to be troubled debt restructurings in accordance with ASC 310-40. Your response should include a discussion of how you determined the loan modification was or was not a troubled debt restructuring.
       You may contact Babette Cooper at 202-551-3396 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or James Lopez at 202-551-3536 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Real
Estate & Construction